Filed by Hughes Electronics Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                                  Subject Companies: General Motors Corporation
                                                  Commission File No. 001-00143
                                                 Hughes Electronics Corporation
                                                  Commission File No. 000-26035




--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------


During this past year, HUGHES certainly had its fair share of ups and downs; how-ever, given the challenging economic environment that persists in virtually all markets in which we do business, we're extremely proud of the substantial progress we made as a company. While there is still much work ahead,

[Image of Jack A. Shaw, President              [Image of Harry J. Pearce,
 and Chief Executive Officer]                   Chairman of the Board]

HUGHES is a much stronger company today as we set our sights on the future.

In reviewing our businesses' key accom-plishments in 2002, a common theme emerges. Every major strategy we pur-sued - and business decision we made - was predicated on achieving profitable growth and maximizing cash flow. We offer HUGHES' 2002 consolidated results as good evidence that this strategy is working. Total revenues grew to $8.9 billion, earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 71% to $668 million and total cash requirements were about one-fourth of the cash needs in 2001.

Tempering the achievements in 2002 was the challenge of our proposed merger with EchoStar Communications Corporation (EchoStar) by certain regu-latory agencies. In light of the govern-ment's failure to approve the merger, HUGHES, General Motors Corporation (GM) and EchoStar agreed to terminate the merger agreement by a mutual settlement entered into on December 9, 2002. The settlement included a $600 million payment to HUGHES from EchoStar, with HUGHES retaining its 81% ownership of PanAmSat. Although we firmly believe that this merger would have resulted in a compelling suite of services to compete more effectively on a national basis with the incumbent cable companies, given the circumstances, our decision to make a clean-break from EchoStar - and quickly move forward unencumbered - made the most sense for HUGHES.

Before discussing our operating priorities in more detail, it's important to note that during these trying times, the men and women of HUGHES and its operating companies have been steadfast in their pursuit of excellence. We are grateful for their brilliant performance in the midst of all the adversity and are once again reminded of the world-class status of our employees.

PROFITBALE GROWTH
AND MAXIMIZING CASH FLOW

Across all of HUGHES, 2002 was a year in which we rolled up our sleeves and took a back-to-basics approach to managing our company. As a result, each business was sharply focused on its core operations while reducing expenses and improving profitability.

DIRECTV U.S. At DIRECTV in the United States, we changed our strategy to focus on generating higher subscriber returns as opposed to our previous strategy that placed a much greater emphasis on aggressively growing our customer base. We will continue to grow our customer base through the acquisition of high quality subscribers; however, we believe that we can create the most value by focusing on improving DIRECTV's key operating metrics, namely lowering the rate of customer turnover - or churn - increasing the average monthly revenue per subscriber and reducing costs.

LOWERING THE CUSTOMER CHURN RATE. Given the size of DIRECTV's customer base - which was more than 11 million at year-end 2002 - and the substantial investment

--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------


we make in adding new subscribers, our ability to keep customers satisfied is absolutely critical to the long-term profitability of the company. In 2002, we continued our efforts to improve every aspect of the DIRECTV(R) customer experience, and for the year, we met or exceeded our internal targets for every key customer service and installation metric. These efforts are clearly beginning to pay off. In 2002, DIRECTV ranked "#1 in Customer Satisfaction Among Satellite and Cable TV Subscribers" by J.D. Power and Associates(1). We also received a number one ranking for customer satisfaction in the communications industry by the American Customer Satisfaction Index.

 In addition to providing excellent customer service, we continued our policy requiring new customers to commit to one year of service in order to take advantage of a DIRECTV-funded promotional offer, and now approximately 95% of new DIRECTV customers are making an annual service commitment. This is critically important to us because subscriber churn drops considerably once a customer has been with DIRECTV for one year. We also enhanced our credit screening practices to intensify our efforts to attract customers with higher-quality credit characteristics. As a result of all these initiatives, customer churn of 1.6% per month in 2002 was the lowest it has been in three years, and significantly better than the churn of 1.8% per month in 2001.

--------------------------------------------------
(1) J.D Power and Associates 2002 Syndicated
Residential Cable/Satellite TV Customer
Satisfaction StudySM. Study based on 3,995 satellite/cable TV subscriber responses.
www.jdpower.com

INCREASING AVERAGE MONTHLY REVENUE PER SUBSCRIBER. We're constantly looking for ways to generate increased revenue from our service - a particularly important priority since content providers continue to raise rates on an annual basis. Our focus on attaining high-quality customers provides DIRECTV with a solid foundation to achieve this goal since these customers are more likely to purchase and pay for additional programming services. During 2002, we were able to increase average monthly revenue per subscriber by introducing new programming packages that included several additional channels at slightly higher prices. By improving the value proposition, many of our customers upgraded their programming packages. In addition, we were more aggressive in promoting consumer offers that cater to customers with more than one television in their home.

Customers receiving the DIRECTV service on multiple televisions are important because we collect approximately $10 to $15 more revenue per month and these customers churn at roughly half the rate compared to customers with only one set-top box.

As competition with cable operators remains fierce, the importance of providing local channel service to our customers is paramount. During 2002, DIRECTV expanded its local channel coverage by 10 additional markets, and as of year-end, local channels were available from DIRECTV in 51 top markets across the country covering about two-thirds of the nation's homes. Local channel service not only affords DIRECTV the ability to compete on a more equal footing with cable, but also generates an added source of high-profit-margin revenue. In 2003, we expect to continue to expand our channel capacity with the launch of DIRECTV 7S, a new high-power spot-beam satellite that is expected to extend local channel service to approximately 100 markets, covering approximately 90 million homes, or 84% of the nation's television households.

As a result of all of these initiatives, we were able to increase DIRECTV's average monthly revenue per subscriber by more than $1 during the year, and ended 2002 with an industry leading average video revenue of nearly $60 per month.

REDUCING OPERATING COSTS. Cutting costs and improving operating efficiencies have taken on a new level of importance at DIRECTV and during 2002, we dedicated a lot of energy toward assessing, analyzing and benchmarking the DIRECTV cost structure. These efforts have given us tremendous insight into both our strengths and weaknesses, and while we've made great strides during the last two years, we know what we have to do to further improve the business. During 2002, for example, we realized approximately $50 million in savings from the workforce reduction implemented in mid-year 2001 as well as from on-going efforts to streamline DIRECTV's operating budget. Looking forward, we have identified billing, customer service and programming costs as major opportunities for improvement. With respect to billing costs, we recently completed negotiations with our service provider that will yield annual cost savings of approximately $50 million per year beginning in 2004. We also envision significant savings

--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------


opportunities in the customer service area as we renegotiate our existing agreements, without sacrificing the service quality that customers have come to know and expect from our DIRECTV service. And importantly, we are determined to leverage our large and growing subscriber base in upcoming negotiations with programming providers to garner the most favorable terms possible.

As a result of these efforts to increase revenue, lower customer churn and reduce operating costs, DIRECTV achieved EBITDA of $564 million in 2002, more than triple 2001's EBITDA. Despite the heightened focus on profitability, DIRECTV still added more than 1 million net new subscribers during 2002. In only eight years after its national launch, DIRECTV is now the entertainment service of choice for nearly one in every nine television households in the United States.

Hughes Network Systems (HNS). At HNS, we're also sharply focused on pursuing strategies that we believe will help the company achieve profitable growth. HNS' core business is its DIRECWAY(R) satellite-based service for enterprise customers. In this market, HNS is the world leader, with more than 400,000 very small aperture terminals (VSATs) shipped or ordered by customers in 85 countries throughout the world. Although quite profitable today, we believe that as our enterprise customers' bandwidth requirements expand going forward, the current technology will not completely satisfy our customers' needs. Our answer for the evolving marketplace - and to protect and expand our business - is our next-generation SPACEWAY(R) satellite platform.

Development efforts for the SPACEWAY service are progressing and the business remains on-track to commence commercial operations in 2004 throughout North America. With SPACEWAY, we'll be able to provide faster, more cost-effective bandwidth on demand, delivering rich multi-media content to our customers. The SPACEWAY business model differs from today's enterprise VSAT business in two key respects. First, because of SPACEWAY's significantly improved cost and functionality, HNS will tap into a market ten times the size of its current addressable market. Second, primarily because HNS will own - rather than lease - the satellite capacity, steady-state EBITDA margins are expected to increase by a factor of four compared to today's North American enterprise VSAT margins. So by investing in this platform, we believe HNS is well positioned to achieve profitable growth going forward.

HNS is also very important to HUGHES as a leading manufacturer of DIRECTV U.S. receiving equipment. Through yearend 2002, HNS had manufactured over 10 million units since entering this business in 1996. In late-2002, HNS began shipping a new low-cost DIRECTV receiver incorporating digital video recording (DVR) technology. Increasing the number of DIRECTV customers with DVRequipped receivers is a key strategic thrust in 2003 because the combination of DIRECTV programming and the DVR service creates a compelling viewing experience and has proven to increase customer satisfaction, reduce churn and increase revenue. And HNS, as a low-cost, highquality supplier of these receivers, will be a key partner in this strategy.

PanAmSat. In 2002, PanAmSat, which is 81% owned by HUGHES and trades on the NASDAQ under the ticker symbol "SPOT", continued the course it began in 2001 to strengthen its operating, marketing and financial performance. These efforts resulted in a nearly three-fold increase in earnings per share compared to the prior year, despite a difficult market for fixed satellite service operators.

Among PanAmSat's accomplishments was the completion of a 30-month, $2 billion satellite fleet modernization program giving PanAmSat one of the youngest, most modern fleets in the industry. PanAmSat's focus on its core video customers resulted in a 2002 year-end backlog of $5.55 billion, with more than 87% of 2003 projected revenue under contract. PanAmSat also reduced 2002 operating costs before depreciation and amortization by almost $70 million, or 24% compared to 2001, while increasing EBITDA to $592 million, or 73% of revenue.

In addition, during 2002 PanAmSat refinanced its debt and significantly improved its liquidity position. Going into 2003, PanAmSat had access to cash, short term investments and available credit facilities in excess of $1.1 billion, well positioning the company to take advantage of anticipated valueadded service expansion, industry consolidation and other growth opportunities. With the bulk of its capital expenditures behind it for the foreseeable future, PanAmSat is poised to generate significant cash flow in the years to come.

Restructuring Operations and Conserving Cash

During 2002, it became clear that investments HUGHES was making to develop several of our businesses were not commensurate with the market opportunity and

--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------


were not consistent with our goals of strengthening the profitability, efficiency and competitiveness of our entire enterprise. Immediately after terminating the merger with EchoStar, we took decisive action to address these operations.

While we continue to believe that DIRECTV U.S. needs a compelling consumer broadband service to compete more effectively with the bundled video and broadband services offered by cable operators, our terrestrial and satellite consumer broadband offerings were costing us too much to operate while generating too few customers. In December 2002, it was evident that DIRECTV Broadband, a subsidiary that employed terrestrial digital subscriber line (DSL) technology, would not be able to operate profitably in the foreseeable future. Accordingly, we made the decision to close the business and help transition the existing customers to alternative service providers, which was completed on February 28, 2003.

With respect to our satellite-based consumer broadband service, HUGHES will continue to operate the DIRECWAY consumer service, but will not seek to aggressively expand its customer base, which totaled 158,000 at year-end 2002. This "limited growth" strategy is predicated on minimizing cash requirements while reaching the important cash flow break-even milestone later this year. In the meantime, we will continue to explore next-generation technologies and strategic relationships that would allow DIRECTV U.S. to offer profitable consumer broadband services via both terrestrial and satellite platforms in the future.

And in Latin America, due to the social, political and economic upheaval that has impacted the region, along with an unacceptable financial situation, DIRECTV Latin America, LLC (DLA), which is 75% owned by HUGHES, announced in early January 2003 that it had initiated discussions with certain programmers, suppliers and business associates to address DLA's financial and operational challenges. These actions were required despite a substantial effort in 2002 by the DLA team to cut its expenses and conserve cash. For example, DLA reduced general and administrative expenses during the year by $50 million, or 18% from 2001 levels, negotiated programming cost reductions of $95 million and eliminated all non-critical capital expenditures that resulted in an additional $145 million savings compared to 2001.

On March 18, 2003, after concluding that the negotiations were not going to result in an acceptable out-of-court restructuring, DLA filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The filing applied only to DLA, a U.S. company, and did not include any of DLA's local operating companies in Latin America and the Caribbean, which are continuing regular operations for the approximately 1.5 million customers in 28 markets throughout the region.

DLA will use the Chapter 11 process to significantly reduce its fixed costs by reducing its long-term debt and restructuring or rejecting contracts that are not in line with the current economic realities of the marketplace in Latin America. DLA expects to emerge from Chapter 11 as a stronger company with a commitment to adding new subscribers on a profitable basis and further enhancing its product offerings for the benefit of its customers.

Looking at 2003: Significant Revenue, EBITDA and Cash Flow Growth

Clearly, 2002 was a challenging year for HUGHES due to increased competition, a sluggish global economy and uncertainty surrounding the company's ownership. Despite these challenges, our achievements were noteworthy - and our discipline in adhering to our strategy of profitable growth and maximizing cash has the businesses of HUGHES well positioned to reach even greater heights going forward.

As we embark on 2003, our top priority is to maintain focus on operational excellence while meeting or exceeding all of our financial commitments. We believe our 2003 performance will provide an excellent glimpse of what the financial future holds for HUGHES. At the top line, we anticipate solid revenue growth due primarily to DIRECTV's growing subscriber base and increasing average revenue per subscriber. But more importantly, we believe we're poised to deliver EBITDA growth of more than 60% in 2003, reaching a total of approximately $1.1 billion.

This higher EBITDA will be driven by the operating improvements and leverage generated by DIRECTV's growing subscriber base along with a significantly lower

--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------



cost structure resulting from the DLA restructuring and closure of DIRECTV Broadband. In addition, as a result of a heightened focus on its core business, HNS will contribute to the stronger expected results by reaching EBITDA break-even for the full-year, an expected improvement of more than $80 million compared to 2002. Combining HUGHES' anticipated EBITDA growth with a projected capital expenditure reduction of nearly 25%, we expect to reach a key milestone as a company in the second-half of 2003: positive operating cash flow. This is an affirmation of the operating strategies we're pursuing and tangible evidence of the powerful cash generating capabilities of our businesses.

Another top priority is to resolve HUGHES' future ownership structure. On April 9, 2003, GM, HUGHES and News Corporation Limited announced definitive agreements whereby GM plans to split-off HUGHES and sell its 19.9% interest in HUGHES to News Corp. In addition, News Corp. will acquire an additional 14.1% stake in HUGHES from GM Class H stockholders bringing News Corp.'s total ownership in HUGHES to 34%. The transactions, which we hope to complete by yearend 2003, are subject to several conditions including approval by GM $1-2/3 and Class H stockholders, as well as clearance by several government and regulatory agencies.

As Class H stockholders, we can all be very excited about these transactions for many reasons. First, the split-off will enable holders of GM Class H common stock to exchange their shares for HUGHES common stock and thus eliminate the tracking stock discount that we believe the market has ascribed to Class H common stock over the years. We believe that this alone puts HUGHES in a much better position to realize its full potential in the future by having direct access to the equity markets, providing opportunities for direct business combinations and related transactions, and providing stockholders with the opportunity to have a direct vote in the election of HUGHES directors and other matters of significance to the corporation. Second, based on the GMH stock price when the deal was announced, the transactions offer Class H stockholders a premium of more than 20% on 17.5% of their shares. In addition, HUGHES will no longer need to consider possible constraints from GM related to HUGHES' access to the capital it may need for future growth. And finally, with News Corp., HUGHES will be aligned with a leading global media and content company that has unrivaled experience in developing and managing successful pay-television platforms around the world. By bringing an expanded vision to HUGHES and a passion for our business, we believe that News Corp. will enable HUGHES to be stronger and grow faster than it could have as a stand-alone company or under GM's continued ownership.

We are very confident that we have created the foundation for HUGHES to excel in the years ahead - a foundation based on our commitment to a disciplined operating strategy of profitable growth and maximizing cash flow. And upon the completion of the transaction with News Corp., we believe we have an unprecedented opportunity to elevate HUGHES to the next level of growth and profitability. With these attributes, we believe our businesses are poised to further expand their market leading positions while delivering even better financial results, and in doing so, unlock tremendous value for shareholders.




/s/ JACK A. SHAW
JACK A. SHAW
President and Chief Executive Officer




/s/ HARRY J. PEARCE
HARRY J. PEARCE
Chairman of the Board

--------------------------------------------------------------------------------
A MESSAGE TO SHAREHOLDERS
--------------------------------------------------------------------------------



NOTE:  THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS.


In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.